April 30, 2019

Xuezhu Wang
Chief Executive Officer
Happiness Biotech Group Ltd
No. 11, Dongjiao East Road
Shuangxi, Shunchang, Nanping City
Fujian Province, P.R.C.

       Re: Happiness Biotech Group Ltd
           Amendment No. 2 to Registration Statement on Form F-1
           Filed April 18, 2019
           File No. 333-230170

Dear Mr. Wang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 11, 2019 letter.

Amendment No. 2 to Form F-1

Cover Page

1. We note your revised disclosures and response to prior comment 1 that your secondary offering will be delayed by 60 days and that therefore the primary and secondary offerings will not be concurrent, and that following the 60 days, the selling shareholder will sell at market or negotiated prices. However, you state that your primary offering is for 120 days, and could be extended by an additional 60 days. As there is a period of time when the two offerings will be concurrent, please add a risk factor addressing the possibility that the secondary offering could hinder your ability to raise funds in your best efforts primary offering. In addition, please restore the risk factor that
 Xuezhu Wang
Happiness Biotech Group Ltd
April 30, 2019
Page 2
      the prices in the two offerings could differ. Also revise the cover page and the Selling
      Shareholder Plan of Distribution to clarify that the selling shareholder may sell at market or negotiated prices only after there is an established market for your shares, and the fixed price at which the resales will occur before there is such a market.
Risk Factors
Our Memorandum and Articles of Association afford less protection to our shareholders and may discourage claims..., page 13

2. We note your revision in response to prior comment 3. Please expand to disclose whether the provision in Section 161(2) applies to federal securities claims under the Securities
      Exchange Act of 1934 or the Securities Act of 1933.
Exhibits

3. We acknowledge the revised Exhibit 5.1 opinion filed in response to prior comment 9.
      However, Section 1.5 continues to assume material facts related to the valid issuance opinion as it assumes the accuracy and completeness of all facts and representations made in documents reviewed by counsel. In addition, the newly added Section
1.6 and the
      second clause of newly added Section 1.7 also contain inappropriate assumptions related to the valid issuance opinion. Please file an amended opinion without these assumptions.
        You may contact Bonnie Baynes at 202-551-4924 or Lisa Vanjoske at 202-551-3614
if you have questions regarding comments on the financial statements and related matters.
Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameXuezhu Wang
                                                            Division of
Corporation Finance
Comapany NameHappiness Biotech Group Ltd
                                                            Office of
Healthcare & Insurance
April 30, 2019 Page 2
cc:       Joan Wu, Esq.
FirstName LastName